July 23, 2019

John Hartman
CEO and Director
FC Global Realty Inc
15150 North Hayden Road, Suite 235
Scottsdale, AZ 85260

       Re: FC Global Realty Inc
           Form PRE14C
           Filed May 29, 2019
           File No. 000-11635

Dear Mr. Hartman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities